UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.   )*

Under the Securities Exchange Act of 1934

Apollo Strategic Growth Capital

(Name of Issuer)

Class A Ordinary Share, par value $0.00005 per share

(Title of Class of Securities)

G0411R122**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** As of the date hereof, the Class A Ordinary Shares have no CUSIP number. The CUSIP number for the units which include the Class A Ordinary Shares is G0411R122.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0411R122

NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
1
APSG Sponsor, L.P.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2		(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	5	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
0 shares
	6	SHARED VOTING POWER

20,345,250 shares
	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

20,345,250 shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,345,250 shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.9%
12		TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. G0411R122

NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
1
AP Caps II Holdings GP, LLC

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2		(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	5	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
0 shares
	6	SHARED VOTING POWER

20,345,250 shares
	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

20,345,250 shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,345,250 shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.9%
12		TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. G0411R122

NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
1
Apollo Principal Holdings III, L.P.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2		(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	5	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
0 shares
	6	SHARED VOTING POWER

20,345,250 shares
	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

20,345,250 shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,345,250 shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.9%
12		TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. G0411R122

NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
1
Apollo Principal Holdings III GP, Ltd.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2		(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	5	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
0 shares
	6	SHARED VOTING POWER

20,345,250 shares
	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

20,345,250 shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,345,250 shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.9%
12		TYPE OF REPORTING PERSON (See Instructions)
CO

Item 1.                                                         (a)                                 Name of Issuer

Apollo Strategic Growth Capital

(b)                                 Address of Issuer’s Principal Executive Offices

9 West 57th Street, 43rd Floor

New York, NY 10019

Item 2.                                                         (a)                                 Name of Person Filing

This statement is filed by (i) APSG Sponsor, L.P. (“APSG Sponsor”); (ii) AP Caps II Holdings GP, LLC (“Holdings GP”); (iii) Apollo Principal Holdings III, L.P. (“Principal Holdings III”); and (iv) Apollo Principal Holdings III GP, Ltd. (“Principal Holdings III GP”). The foregoing are collectively referred to herein as the “Reporting Persons.”

APSG Sponsor holds Class B Ordinary Shares, par value $0.00005 per share, of the Issuer convertible into Class A Ordinary Shares.

Holdings GP is the general partner of APSG Sponsor. Principal Holdings III is the managing member of Holdings GP and the sole limited partner of APSG Sponsor. Principal Holdings III GP is the general partner of Principal Holdings III.

(b)                                 Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of APSG Sponsor, Holdings GP, Principal Holdings III and Principal Holdings III GP is c/o Walkers Corporate Limited; Cayman Corporate Centre; 27 Hospital Road; George Town; Grand Cayman KY1-9008.

(c)                                  Citizenship

APSG Sponsor and Principal Holdings III are each exempted limited partnerships registered in the Cayman Islands. Holdings GP is an exempted company registered in the Cayman Islands with limited liability. Principal Holdings III GP is an exempted company registered in the Cayman Islands.

(d)                                 Title of Class of Securities

Class A Ordinary Share, par value $0.00005 per share (the “Common Stock”)

(e)                                  CUSIP Number

G0411R122

As of the date hereof, the Common Stock have no CUSIP number. The CUSIP number for the units which include the Class A Ordinary Shares is G0411R122.

Item 3.                                                         If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.                                                         Ownership.

Beneficial ownership information is reported as of the date of filing of this Schedule 13G.

(a)                                 Amount beneficially owned:

APSG Sponsor	20,345,250
Holdings GP	20,345,250
Principal Holdings III	20,345,250
Principal Holdings III GP	20,345,250

Holdings GP, Principal Holdings III, and Principal Holdings III GP, and Messrs. Leon Black, Joshua Harris and Marc Rowan, the directors of Principal Holdings III GP, each disclaim beneficial ownership of all shares of Common Stock included in this filing, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b)                                 Percent of class:

APSG Sponsor	19.9%
Holdings GP	19.9%
Principal Holdings III	19.9%
Principal Holdings III GP	19.9%

The percentages are based on 81,681,000 shares of Common Stock outstanding as of November 12, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 13, 2020.

(c)                                  Number of shares as to which the person has:

(i)                                     Sole power to vote or to direct the vote:

0 for all Reporting Persons

(ii)                                  Shared power to vote or to direct the vote:

APSG Sponsor	20,345,250
Holdings GP	20,345,250
Principal Holdings III	20,345,250
Principal Holdings III GP	20,345,250

(iii)                               Sole power to dispose or to direct the disposition of:

0 for all Reporting Persons

(iv)                              Shared power to dispose or to direct the disposition of:

APSG Sponsor	20,345,250
Holdings GP	20,345,250
Principal Holdings III	20,345,250
Principal Holdings III GP	20,345,250

Item 5.                                                         Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.                                                         Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                                                         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.                                                         Identification and Classification of Members of the Group.

Not applicable.

Item 9.                                                         Notice of Dissolution of Group.

Not applicable.

Item 10.                                                  Certification.

Not applicable.

[The remainder of this page is intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 2021

APSG SPONSOR, L.P.

By:	AP Caps II Holdings GP, LLC,
its general partner

By:	Apollo Principal Holdings III, L.P.,
its managing member

	By:	Apollo Principal Holdings III GP, Ltd.,
its general partner

		By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

AP CAPS II HOLDINGS GP, LLC

By:	Apollo Principal Holdings III, L.P.,
its managing member

By:	Apollo Principal Holdings III GP, Ltd.,
its general partner

		By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

APOLLO PRINCIPAL HOLDINGS III, L.P.

By:	Apollo Principal Holdings III GP, Ltd.,
its general partner

		By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

APOLLO PRINCIPAL HOLDINGS III GP, LTD.

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President